UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc - Result of Annual General Meeting

28 April 2026

Following the Annual General Meeting held today at Gogarburn, Edinburgh EH12 1HQ, NatWest Group plc (the "Company") announces the results of the poll vote for each resolution as follows. Resolutions 18, 19, 21-22 and 24-25 were passed as special resolutions.

	VOTES FOR	%	VOTES AGAINST	%	% of ISC VOTED	VOTES WITHHELD
Resolution 1 To receive the 2025 Report and Accounts	23,324,710,676	99.99	1,594,760	0.01	73.10%	54,972,472
Resolution 2 To approve the Annual remuneration report in the Directors' remuneration report	22,931,537,780	98.11	441,594,512	1.89	73.25%	8,145,616
Resolution 3 To declare a final dividend of 23 pence per ordinary share	23,374,970,952	99.99	2,977,068	0.01	73.27%	3,282,880
Resolution 4 To re-elect Rick Haythornthwaite as a Director	21,526,249,876	92.09	1,849,269,268	7.91	73.26%	5,758,764
Resolution 5 To re-elect Paul Thwaite as a Director	23,360,516,288	99.93	16,957,620	0.07	73.26%	3,804,000
Resolution 6 To re-elect Katie Murray as a Director	23,292,259,556	99.67	77,569,652	0.33	73.24%	11,448,700
Resolution 7 To elect Josh Critchley as a Director	23,359,007,856	99.94	14,639,524	0.06	73.25%	7,630,528
Resolution 8 To re-elect Roisin Donnelly as a Director	23,354,883,180	99.92	18,970,208	0.08	73.25%	7,424,520
Resolution 9 To re-elect Patrick Flynn as a Director	23,027,255,028	98.52	346,426,732	1.48	73.25%	7,596,148
Resolution 10 To re-elect Geeta Gopalan as a Director	23,357,312,888	99.93	16,290,504	0.07	73.25%	7,674,516
Resolution 11 To elect Albert Hitchcock as a Director	23,357,451,136	99.93	15,875,304	0.07	73.25%	7,951,468
Resolution 12 To re-elect Stuart Lewis as a Director	23,003,635,304	98.42	370,121,272	1.58	73.25%	7,521,224
Resolution 13 To re-elect Gill Whitehead as a Director	23,355,000,848	99.92	18,802,536	0.08	73.25%	7,474,524
Resolution 14 To re-elect Lena Wilson as a Director	22,926,296,256	98.08	447,667,516	1.92	73.25%	7,314,136
Resolution 15 To appoint PricewaterhouseCoopers LLP as auditors of the Company	23,356,110,068	99.95	12,026,628	0.05	73.24%	13,139,020
Resolution 16 To authorise the Group Audit Committee to fix the remuneration of the auditors	23,365,904,792	99.95	11,146,264	0.05	73.26%	4,223,136
Resolution 17 To renew the directors' authority to allot shares in the Company	22,498,802,688	96.25	877,202,540	3.75	73.26%	5,268,968
Resolution 18 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with an offer or issue of equity securities	23,047,936,536	98.60	328,014,992	1.40	73.26%	5,326,380
Resolution 19 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with the financing of a transaction	23,045,694,176	98.59	330,428,552	1.41	73.26%	5,155,180
Resolution 20 To renew the directors' authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in relation to Equity Convertible Notes	23,240,965,860	99.42	134,936,100	0.58	73.26%	5,375,948
Resolution 21 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with Equity Convertible Notes	23,125,677,648	98.93	250,210,776	1.07	73.26%	5,389,484
Resolution 22 To renew the authority to permit the holding of General Meetings on 14 clear days' notice	21,885,436,552	93.62	1,492,135,204	6.38	73.26%	3,698,572
Resolution 23 To renew the authority in respect of political donations and expenditure by the Company in terms of sections 366 and 367 of the Companies Act 2006	23,260,760,492	99.51	115,071,576	0.49	73.26%	5,433,460
Resolution 24 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	23,341,428,892	99.93	15,535,508	0.07	73.20%	24,314,584
Resolution 25 To authorise the Company to make off-market purchases of preference shares	23,224,293,792	99.34	153,334,480	0.66	73.27%	3,649,176

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, a copy of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

A full text of the resolutions can be found in the Notice of Meeting which is available on the Company's website at www.natwestgroup.com.

As at 24 April 2026 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 31,908,262,432

Contact:
Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	28 April 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary